UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Vesty, David P.
   14 Oak Park
   Bedford, MA  01730
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   August 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President, International Operations
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Non-Qualified Stock Op|$15.50  |04-02|J  (|V|           |   |03-01|04-01|Common Stock|20,950 |       |20,950 (2)  |D  |            |
tion                  |        |-96  |1)  | |           |   |-96 (|-06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |1)   |     |            |       |       |            |   |            |
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Incentive Stock Option|$15.50  |04-02|J (1|V|           |   |03-01|04-01|Common Stock|13,050 |       |13,050 (3)  |D  |            |
                      |        |-96  |)   | |           |   |-96 (|-06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |1)   |     |            |       |       |            |   |            |
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Non-Qualified Stock Op|$13.50  |08-21|A   |V|11,900     |A  |03-01|08-01|Common Stock|11,900 |       |11,900 (5)  |D  |            |
tion                  |        |-96  |    | |           |   |-96 (|-06  |            |       |       |            |   |            |
                      |        |     |    | |           |   |4)   |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The reported transaction involves an option which was granted on 04-02-96, and which provided for vesting in equal monthly increments over a 60 month period. On 08-21-96, the option was amended such that the option will continue to vest in equal monthly increments over a 60 month period; but the vesting of the option may accelerate if certain financial performance criteria are met.
(2) On 8-31-96 options to purchase 2094 shares were vested.
(3) On 8-31-96 options to purchase 1305 shares were vested.
(4) Options vest in equal monthly increments over a 60 month period; provided that the vesting of the option may accelerate if certain financial performance criteria are met.
(5) On 8-31-96 options to purchase 1190 shares were vested.
SIGNATURE OF REPORTING PERSON
David P. Vesty
DATE
11-15-96